3/11

04010506

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Castellum

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

FILE NO. 82- 4683 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/11/04

CASTELLUM



In Mölnlycke Business Park, between Gothenburg and Landvetter Airport, a building comprising approx. 13,000 sq. m industrial and office premises was completed in December 2003. The property is fully let.

Year-end Report 2003

Year-end Report 2003

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six subsidaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen.

The Castellum share is listed on Stockholmsbörsen's O-list.

- Rental income for 2003 amounted to SEKm 1,758 (1,684).
- Net income after tax for the year amounted to SEKm 526 (873).
- Earnings per share amounted to SEK 12.83 (21.29).
- Net income excluding reversed write-downs and new write-downs affecting comparability and after a standard tax deduction was SEKm 522 (495).
- Income from property management per share rose 7 % to SEK 13.29.
- The net asset value per share amounted to SEK 186 at the year-end.
- The Board proposes an increased dividend to SEK 8.50 per share.

Data per share

SEK	2003		2002		2001		2000		1999		1998		1997
Income from property management	13.29		12.39		10.68		8.60		6.92		5.50		4.74
Change		*+7 %*		*+16 %*		*+24 %*		*+24 %*		*+26 %*		*+16 %*	
Cash flow management	16.39		15.17		13.32		10.72		8.70		7.14		6.30
Change		*+8 %*		*+14 %*		*+24 %*		*+23 %*		*+22 %*		*+13 %*	
Net income excluding items affecting comparability and after a standard tax deduction	12.73		12.07		9.95		8.39		6.56		5.24		4.34
Change		*+5 %*		*+21 %*		*+19 %*		*+28 %*		*+25 %*		*+21 %*	
Dividend (for 2003 proposed)	8.50		7.50		6.50		5.50		4.50		3.50		2.75
Change		*+13 %*		*+15 %*		*+18 %*		*+22 %*		*+29 %*		*+27 %*	

Operations and strategy

Castellum's strategy is to focus operations on cash flow and earnings growth. These provide the preconditions for good, long-term asset growth in the company, while shareholders can be offered a dividend competitive with comparable investment options. Castellum's overall strategy for growth is based on:

- The acquisition and new construction of properties with development potential.
- Improved net operating income through adding value to properties, increased rental income and cost-effective management.
- The sale of properties to which no further value can be added by the company's management.

Castellum's income will therefore consist both of profits on operating activities, where efficiency is measured in terms of income from property management by share, and capital gains from property sales. The objective is to report capital gains from property sales of at least SEK 80-100 million per year.

The real estate portfolio shall largely consist of commercial properties with office/retail and flexible warehouse/industrial premises in five growth regions.

All investments, irrespective of whether they relate to existing properties, new acquisitions or new construction will show a positive cash flow and return within 1-2 years after full interest charges and depreciation and will have the potential for future asset growth.

Castellum's capital structure, in the long term, will be such that the visible equity/assets ratio will amount to at least 30 % and the interest coverage ratio will not fall below 200 %. Castellum's dividend policy means that at least 50 % of the year's result will constitute a dividend. Consideration will however be given to the company's investment plans, consolidation needs, liquidity and its position as a whole.

Castellum's strategic choice is to manage its properties in a small-scale organisation with locally managed subsidiaries, with the aim of achieving proximity to and knowledge of the local real estate and rental markets. In order to strengthen the local identity, the companies operate under their own names.



Income, costs and results

Comparisons, shown in brackets, are made with the corresponding amounts previous year. For definitions see Castellum's website www.castellum.se

Income from property management for the year, i.e. net income excluding capital gains from property sales, items affecting comparability and tax, amounted to SEK 545 million (508), equivalent to SEK 13.29 (12.39) per share. The improvement per share of 7 % (16) has been achieved chiefly through management improvements, such as increased rental levels and effects from realized investments. On average, the improvement has been 19 % per year since the company was listed in 1997.

Income from property management per share, SEK



Isolated quarter, bars
Rolling annual value, line
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
1997
1998
1999
2000
2001
2002
2003

Cash flow from property management totalled SEK 672 million (622), equivalent to SEK 16.39 (15.17) per share - an improvement of 8 % (14) compared with previous year.

During 2003, 24 (31) properties were sold for a total of SEK 397 (503) million with a capital gain of SEK 180 million (179), while items affecting comparability such as reversed write-downs and new write-downs amounted to SEK 6 million (316). Castellum's net income after tax for the year 2003 was SEK 526 million (873). Net income excluding items affecting comparability and after a standard tax deduction of 28 % was SEK 522 million (495), equivalent to SEK 12.73 (12.07) per share, which is an improvement of 5 % (21) compared with previous year.

Rental income

Group rental income was SEK 1,758 million (1,684). Rental income has been improved chiefly due to indexation, renegotiations and a larger property portfolio, while changes in the occupancy rates have had only limited effects on the rental income.

For office and retail properties, the average contracted rental level amounts to SEK 1,064 per square metre, an increase of 2.5 % (5.8) for corresponding units compared with previous year. For warehouse and industrial properties, the average rental level is SEK 595 per square metre, which is an increase of about 4,0 % (4.6).

Of the contracts renegotiated during 2003, around 40 % (30) have been extended whilst a smaller proportion have been terminated for moving out. Remaining renegotiations have brought about increased rental levels of around 8 % (19).

Lease expiry structure

Term	No. of leases	Lease value, SEKm	Percentage of value
2004	823	245	15 %
2005	1 049	415	25 %
2006	828	376	23 %
2007	437	264	16 %
2008	90	124	8 %
2009+	87	204	13 %
Sum commercial	3 314	1 628	100 %
Residential	1 325	87	
Parking spaces and other	2 100	40	
Total	6 739	1 755	

The economic occupancy rate for warehouse and industrial properties amounted to 92.5 %, (91.7) which is higher than at the end of previous year. The occupancy rate for office and retail properties amounted to 89.1 % (90.8), which is lower than at the end of previous year. Changes in the occupancy rate can be partly explained by changes in the real estate portfolio.

New leases during the year amounted to an annual value of SEK 147 million (194), while contracts terminated and bankruptcies amounted to SEK 144 million (147). Hence, net leasing for the year was SEK 3 million (47). The negative net leasing of SEK –14 million during the last quarter can be traced solely to Greater Stockholm.

Castellum has a wide spread of risk in the commercial lease portfolio. The group has around 3,300 commercial leases, spreading over many sectors and durations. The single largest contract makes up for 1.2 % of Castellum's total rental income.

Commercial contracts distributed on sectors 31-12-2003

Sector (GICS-code)	Number of leases	% of lease value
Energy (10)	8	0 %
Materials (15)	77	4 %
Capital goods (2010)	422	16 %
Commercial Services & Supplies (2020)	693	11 %
Transportation (2030)	131	7 %
Retailing (2550)	603	18 %
Other Consumer Durables and Services (2510-2549)	402	9 %
Consumer Staples (30)	93	4 %
Health Care (35)	174	6 %
Finance and Real Estate (40)	101	3 %
Software and Services (4510)	207	7 %
Technology Hardware & Equipment (4520)	109	6 %
Telecommunication Services (50)	91	1 %
Utilities (55)	10	0 %
Public sector etc.	193	8 %
	3 314	100 %

The rental market in general is still expectant and shows regional differences. The economic conditions with a delayed economic upswing is rather making the companies continue their cost reducing activities instead of taking an offensive course of action such as hiring of new employees. This is mainly visible in Greater Stockholm where the supply of premises is larger than the demand, giving an increase in vacancies and a downward pressure on rents. The other regions where Castellum is present show relatively stable rental levels and occupancy rates. The highest demand is for warehouse/industrial- and retail premises.

For the real estate market in general, 2003 has been a year with a lot of real estate transactions at pricelevels which seem unaffected by the development on the rental market, which in turn is a sign of a positive outlook on the future.

Property costs

Property costs amounted to SEK 591 million (556) corresponding to SEK 244 per square metre (235). Distribution among different types of costs and properties are shown in the following table.

Property costs per square metre

SEK/sq.m.	Office/ Retail	Warehouse/ Industrial	Residential	Total
Operating expenses	171	92	222	134
Maintenance etc	46	24	67	36
Ground rent	8	5	–	6
Real estate tax	46	10	36	28
Direct property costs	271	131	325	204
Leasing and property management.	–	–	–	40
Total	271	131	325	244
Previous year	*259*	*121*	*318*	*235*
Compared with previous year	*+4,6%*	*+8,3%*	*+2,2%*	*+5,6%*

Net operating income before depreciation

Net operating income before depreciation was SEK 1,167 million (1,128), equivalent to a yield of 9.0 % (9.1).

Depreciation

Castellum's depreciation amounted to SEK 128 million (116). Depreciation consisted mainly of a 1 % depreciation in buildings.

Sale of properties

During 2003, 24 properties (31) were sold for a total of SEK 397 million (503), with a capital gain of SEK 180 million (179). Of the sales during the year, 16 related to residential properties, entered at SEK 163 million and sold with a capital gain of SEK 165 million.

After the end of the financial year 7 properties have been sold for SEK 120 million at with capital gain of SEK 69 million.

Central administrative expenses

Central administrative expenses were SEK 66 million (62). This includes costs for a profit and share price related incentive programme for senior management of SEK 14 million (11).

Items affecting comparability

Items affecting comparability include reversed write-downs of SEK 32 million (316) and write-downs of SEK 26 (0).

The reversed write-downs relates to around ten properties, mainly in the Öresund region, while the write-downs relates to around ten properties chiefly in Greater Stockholm.

Net financial items

Net financial items were SEK –428 million (–442), after deducting interest subsidies SEK 2 million (2), dividends SEK 5 million (5), and capitalised interest rate costs of SEK 13 million (16). The average interest rate level during the year was 5.4 % (5.7).

Castellum's interest rate maturity structure provides a low exposure to changes in the market interest rate. An immediate change in the market interest rate of one percentage unit would effect net financial items with SEK 27 million during the following year, equivalent to 4 % of Castellum's current cash flow from management.

Tax

Due to the opportunity to carry out fiscally accelerated depreciation on the property portfolio and to use existing losses brought forward, there is almost no paid tax costs. There is, however, a non cash-flow affecting deferred tax cost of SEK 204 million (128) chiefly referring to the fiscally accelerated depreciation and used tax losses brought forward.

Tax calculation

	Basis paid tax	Basis deferred tax
Income before tax	731	–
Fiscally accelerated depreciation	– 226	269
Difference fiscal and book value sold properties, reversed write-downs etc	– 43	
Other tax allowances	– 1	1
Used tax losses brought forward	– 458	458
Total basis	3	728
Of which 28 % paid/deferred tax	1	204

Deferred tax at the year end consist of 28 % of the net of tax losses brought forward of SEK 232 million, untaxed reserves of SEK –4 million and due to the properties' book value exceeding the fiscal residual value by SEK –989 million.

Accounting principles

The accounting principles of Castellum remain unchanged compared with the previous year. The company follows the Swedish Financial Accounting Standards Council's recommendations and the declarations of the Swedish Financial Accounting Standards Council's Emergency group.

Organisation

Castellum's strategy is to manage the properties in a decentralised and small-scale organisation with local subsidiaries, with the aim of achieving proximity to and knowledge of the local real estate and rental markets. In order to strengthen the local identity, the companies operate under their own names (see below). The existing corporate structure comprising six local subsidiaries provides a capacity that is suitable for both the prevailing demand and Castellum's project portfolio.

The subsidiaries have good knowledge of their own properties and of their tenants as well as a well-defined strategy for market performance and customer contact.

Part of the subsidiaries' tasks include continuously sounding out the presence of potential real estate transactions in their respective market. Local representation and active participation in the local business activities makes it possible to identify and initiate such business opportunities at an early stage.

Administration is mainly carried out by our own personnel. This provides detailed knowledge of the properties and individual tenants and effective customer processing.

During the year, the group had an average of 182 employees (179).

Castellum's organisation

CASTELLUM

Eklandia Fastighets AB	Harry Sjögren AB	BRIGGEN	BROSTADEN	CORALLEN	ASPHOLMEN FASTIGHETER AB
Central Gothenburg, east Gothenburg and Hisingen	South-west Gothenburg, Mölndal and Borås	Malmö, Lund and Helsingborg	Stockholm's inner suburbs	Värnamo, Jönköping and Växjö	Örebro, Uppsala and Västerås

Real estate portfolio

Castellum's real estate portfolio at the end of the year totaled 500 properties (508) with a total rental value of SEK 1,995 million (1,870) and a book value of SEK 13,911 million (13,137). The properties' total lettable area was 2,437,000 square metres (2,381,000). List of properties – see www.castellum.se.

The real estate portfolio consists entirely of Swedish properties in 31 municipalities (31), in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio, equivalent to 77 % of the properties rental value at the year-end, is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly in well-situated working areas with good communications and services. Castellum's residential properties are located in central and attractive sites in Gothenburg and Helsingborg. Since 1996, the residential share of the portfolio has been reduced from 27 % to the current 4 %.

Investments and sales

During the year the following changes in the real estate portfolio have occurred.

Changes in the real estate portfolio

	Book value SEKm	Number
Real estate portfolio 01-01-2003	13 137	508
+ Acquisitions	611	16
+ Investments in existing properties	497	–
– Sales	– 217	– 24
– Depreciation	– 123	–
– Write-downs and reversed write-downs	6	–
Real estate portfolio 31-12-2003	13 911	500

During the year investments totalling SEK 1,108 million (1,050) were made, of which SEK 611 million (428) were acquisitions and SEK 497 million (622) investments in existing properties. Of the total investments, SEK 400 million related to Greater Gothenburg, SEK 391 million to the Öresund Region, SEK 189 million to Western Småland, SEK 68 million to Greater Stockholm, and SEK 60 million to Mälardalen.

Among the projects completed during 2003 Solsten in Mölnlycke business park could be mentioned, a new construction of 13.000 square metres modern industrial and office premises. The property is fully let on a long lease.

The remaining investment volume relating to started, unfinished projects amounts to approximately SEK 100 million.

The following diagram shows acquisitions, sales and investments in existing properties. Since 1997 Castellum has made investments of SEK 8.8 billion and sold properties for SEK 3.5 billion.

Investments and sales per year


SEKm
2 500
2 000
1 500
1 000
500
0
- 500
- 1 000
Investments in existing properties
Acquisitions
Property sales
1997
1998
1999
2000
2001
2002
2003

Real estate portfolio as at 31 December 2003 (list of properties see www.castellum.se)

	No. of properties	Area sq.m	Book value SEKm	*Book value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm	Yield
Office/Retail												
Greater Gothenburg	65	295	2 438	*8 268*	316	*1 072*	91.5%	289	73	*249*	216	8.9%
Öresund Region	38	239	2 319	*9 694*	291	*1 218*	89.2%	260	70	*291*	190	8.2%
Greater Stockholm	37	240	1 862	*7 767*	295	*1 232*	84.4%	249	78	*327*	171	9.2%
Western Småland	32	177	975	*5 510*	143	*805*	91.2%	130	43	*241*	87	8.9%
Mälardalen	42	178	1 046	*5 873*	156	*873*	90.9%	142	42	*234*	100	9.5%
Sum office/retail	**214**	**1 129**	**8 640**	***7 653***	**1 201**	***1 064***	**89.1%**	**1 070**	**306**	***271***	**764**	**8.8%**
Warehouse/Industrial												
Greater Gothenburg	83	434	1 851	*4 264*	262	*602*	94.3%	246	48	*113*	198	10.7%
Öresund Region	37	260	878	*3 381*	152	*585*	90.2%	137	36	*139*	101	11.5%
Greater Stockholm	28	163	672	*4 119*	125	*769*	93.0%	117	35	*216*	82	12.1%
Western Småland	35	185	428	*2 313*	81	*437*	91.6%	74	15	*79*	59	13.9%
Mälardalen	26	123	388	*3 153*	74	*603*	91.3%	68	18	*143*	50	12.9%
Sum warehouse/ industrial	**209**	**1 165**	**4 217**	***3 620***	**694**	***595***	**92.5%**	**642**	**152**	***131***	**490**	**11.6%**
Residential												
Gothenburg	23	34	238	*6 930*	32	*929*	97.5%	31	12	*351*	19	8.0%
Helsingborg	15	46	350	*7 687*	42	*930*	99.2%	42	14	*305*	28	8.0%
Sum residential	**38**	**80**	**588**	***7 361***	**74**	***930***	**98.5%**	**73**	**26**	***325***	**47**	**8.0%**
Sum	**461**	**2 374**	**13 445**	***5 664***	**1 969**	***829***	**90.7%**	**1 785**	**484**	***204***	**1 301**	**9.7%**
Leasing and property administration costs									95	*40*	–95	–0.7%
Sum after leasing and property administration costs									**579**	***244***	**1 206**	**9.0%**
Development projects	8	63	291	–	26	–	–	13	10	–	3	–
Undeveloped land	31	–	175	–	–	–	–	–	–	–	–	–
Total	**500**	**2 437**	**13 911**	**–**	**1 995**	**–**	**–**	**1 798**	**589**	**–**	**1 209**	**–**

The above table relates to the properties owned by Castellum at the end of the year. The discrepancy between the net operating income of SEK 1,209 million accounted for above and the net operating income of SEK 1,167 million in the income statement is explained by the deduction of the net operating income of SEK 12 million on properties sold during the year, as well as the adjustment of the net operating income of SEK 54 million on properties acquired/completed during the year, which are recalculated as if they had been owned or completed during the whole year.

Rental value, by geographical area excl. projects


Greater Gothenburg 31 %
Greater Stockholm 21 %
Western Småland 11 %
Öresund Region 25 %
Mälardalen 12 %

Rental value, by property type excl. projects


Office/Retail 61 %
Warehouse/ Industrial 35 %
Residential 4 %

Property-related key ratios

	2003	2002	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	829	799	747	694	665	656	641
Economic occupancy rate	90.7 %	91.5 %	93.0 %	92.4 %	91.3 %	89.7 %	88.6 %
Property costs, SEK/sq.m.	244	235	237	225	231	248	261
Net operating income, SEK/sq.m.	508	496	457	416	376	342	307
Yield	9.0 %	9.1 %	9.1 %	8.9 %	8.4 %	8.1 %	7.5 %
Book value, SEK/sq.m.	5 664	5 424	4 994	4 694	4 470	4 211	4 105
Lettable area, thous.sq.m.	2 437	2 381	2 338	2 309	2 232	2 072	2 106

Financing

The financing of Castellum is summarized in the following graph:

Financing, 31-12-2003


Shareholders' equity
SEKm 4 689 (33 %)
Non interest-bearing liabilities
SEKm 824 (6 %)
Interest-bearing liabilities
SEKm 8 598 (61 %)

Shareholders' equity

Shareholders' equity is SEK 4,689 million (4,470) representing an equity/assets ratio of 33 % (34). The long-term objective is that the visible equity/assets ratio should not fall below 30 % and that the interest coverage ratio should not fall below 200 %. In order to regulate the company's capital structure, Castellum can repurchase own shares up to a maximum of 10 % of all shares, i.e. a maximum of 2.3 million shares in addition to the 2 million shares which were repurchased earlier for SEK 194 million. The last repurchase of own shares took place in 2000.

Interest-bearing liabilities

Castellum has during 2003 extended long-term credit agreements totalling SEK 6,900 million and signed a new long-term credit agreement of SEK 700 million resulting in the average duration of committed credit agreements being prolonged from 3.6 to 4.9 years. Also a commercial paper programme was introduced during the year, giving access to a maximum amount of SEK 2.5 billion.

As of 31 December 2003, Castellum had.credit agreements totalling SEK 11,899 million (10,234) including outstandig commercial papers of SEK 1,146 million (0). After deduction of liquid assets of SEK 33 million (20), net interest-bearing items were SEK 8,565 million (8,244).

The average effective interest rate as of 31 December 2003 was 5.2 % (5.6). The average fixed interest term on the same date was 2.7 years (3.4) and the share of loans with interest rate maturity during the next 12 months was 38 % (31). The interest rate maturity structure has been achieved through the extension of loans with mainly short fixed interest terms through interest-swap agreements. According to the Financial Policy, the average fixed interest term will be 2-4 years.

Interest rate maturity and loan maturity structure, 31-12-2003

	Interest rate maturity structure		Loan maturity structure	
	Loan amount SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
CP 0-1 year	1 146	3.3 %	1 146	1 146
0-1 year, incl. liquidity	2 110	3.7 %	694	160
1-2 years	1 300	6.1 %	1 250	950
2-3 years	702	6.7 %	2	2
3-4 years	807	5.6 %	1 207	1 007
4-5 years	500	5.6 %	700	–
5-10 years	2 000	6.3 %	6 900	5 300
Total	8 565	5.2 %	11 899	8 565

The limit för the CP-programme is SEK 2,500 million.



Net Asset Value

Castellum has internally valued all properties as of December 31, 2003. The valuation shows a long-term value determined on an earnings basis of SEK 18,015 million. Net asset value per share could, after deduction for full tax of 28 % be calculated at SEK 186 (183). The change in property value is only marginal on portfolio level although Greater Stockholm shows a slight decrease in value, while the Öresund region shows a smaller increase in value.

Real estate value and net asset value as at 31-12-2003

SEKm	Valuation	*Valuation SEK/sq.m*	Book value	Surplus value /NAV
Office/Retail	11 138	*9 866*	8 640	2 498
Warehouse/Industrial	5 357	*4 598*	4 217	1 140
Residential	825	*10 323*	588	237
Projects and land	695	–	466	229
Total	18 015	–	13 911	4 104
Deferred tax, 28 %				– 1 149
Disclosed equity				4 689
Net asset value				7 644
NAV per share (41 million shares), SEK				186

The internal valuation was based on a 10-year cash flow model with an individual assessment for each property of both its future earnings capacity and its required yield. The required yield, after deducting an assumed growth eqivalent to the inflation, lies in the interval 6.7-8.9 % for office/retail, 8.4-11.5 % for warehouse/industrial and 5.6-6.4 % for residential. Projects under way have been valued according to the same principles, but with deductions for remaining investments. The apartments have been valued as rental apartments and not as tenant-owner's rights. Building permissions and land have been valued at an estimated market value per square metre.

To guarantee the valuation, over 100 properties, representing 53 % in terms of value, have been valued externally by Svefa AB. The properties were selected on the basis of the largest properties in terms of value, but also to reflect the composition of the real estate portfolio in terms of the type and geographical location of the properties. Svefa's valuation of the selected properties amounted to SEK 9,902 million within a value range of +/– 5-10 %. Castellum's valuation of the same properties amounted to SEK 9,630 million.

It should, however, be emphasised that a property's true value only can be confirmed when it is sold. Property valuations are calculations performed according to accepted principles and on the basis of certain assumptions. The value range of +/– 10 % often used in property valuations should be viewed as an indication of the uncertainty that exist in such assessments. It can, however, be noted that Castellum during 2003 sold properties for around SEK 397 million, which was SEK 61 million above previous year's valuation.

When calculating the net asset value both the range used for the uncertainty in property valuations, and the fact that the effective taxation is less than the nominal tax rate of 28 % must be taken into consideration. The tax is less because the tax payments will not be realized until the property is sold. Assuming a value range of +/– 5 % and an effective tax rate of 15-20 % the net asset value can be calculated at SEK 178-221 per share.

The parent company

Income after tax for the parent company, which only has group-wide functions, amounted to SEK 333 million (1,096), of which SEK 296 million (628) was group contribution from subsidiaries and SEK 40 million (478) was write-downs on shares in subsidiaries being reversed. Turnover, which consists mainly of intra-group services, was SEK 9 million (7).

Besides liquid assets of SEK 0 million (0), the assets of the parent company consist mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEK 3,690 million (3,650) and interest-bearing internal financing of the subsidiaries was 8,449 million (8,054). Financing has chiefly been provided through shareholders' equity of SEK 4,125 million (4,074) and external long-term liabilities of SEK 7,527 million (7,180).

Proposed dividend

The Board intends to propose to the Annual General Meeting a dividend of SEK 8.50 per share, which means an increase of 13 % against the previous year. The dividend ratio is 67 % of net income excluding items affecting comparability and after a standard tax deduction.

Gothenburg, January 27, 2004

Lars-Erik Jansson
CEO

This Year-end Report has not been examined by the company's auditors.

Income Statement

SEKm	2003 Oct-Dec	2002 Oct-Dec	2003 Jan-Dec	2002 Jan-Dec
Rental income	448	431	1 758	1 684
Operating expenses	– 91	– 82	– 326	– 289
Maintenance incl. tenant improvements	– 19	– 25	– 89	– 94
Ground rent	– 4	– 2	– 15	– 15
Real estate tax	– 17	– 17	– 66	– 68
Leasing and property administration	– 25	– 23	– 95	– 90
Net operating income before depreciation	**292**	**282**	**1 167**	**1 128**
Depreciation	– 33	– 30	– 128	– 116
Net operating income from property administration	**259**	**252**	**1 039**	**1 012**
Property sales				
Net sales proceeds	11	73	397	503
Book value	– 10	– 53	– 217	– 324
Income from property sales	**1**	**20**	**180**	**179**
Central administrative expenses	– 22	– 17	– 66	– 62
Items affecting comparability	6	316	6	316
Operating income	**244**	**571**	**1 159**	**1 445**
Net financial items	– 104	– 113	– 428	– 442
Income after net financial items	**140**	**458**	**731**	**1 003**
Current paid tax	– 1	– 2	– 1	– 2
Deferred tax	– 41	24	– 204	– 128
Net income for the period/year	**98**	**480**	**526**	**873**

Financial ratios

	2003 Oct-Dec	2002 Oct-Dec	2003 Jan-Dec	2002 Jan-Dec
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEKm	96	102	522	495
Income from property management, SEKm	133	122	545	508
Cash flow from management, SEKm	165	150	672	622
Net operating income margin	65 %	65 %	66 %	67 %
Interest coverage ratio	260 %	235 %	257 %	241 %
Return on equity			11.5 %	21.0 %
Return on total capital			8.4 %	11.1 %
Borrowing ratio			62 %	63 %
Equity/assets ratio			33 %	34 %
Adjusted equity/assets ratio			42 %	43 %

Data per share (since there is no potential common stock, there is no effect of dilution)

	2003 Oct-Dec	2002 Oct-Dec	2003 Jan-Dec	2002 Jan-Dec
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	2.39	11.71	12.83	21.29
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEK	2.34	2.49	12.73	12.07
Income from property management, SEK	3.24	2.98	13.29	12.39
Cash flow from management, SEK	4.02	3.66	16.39	15.17
Number of outstanding shares, thousand			*41 000*	*41 000*
Dividend, SEK (for 2003 proposed)			8.50	7.50
Dividend ratio			67 %	62 %
Book value of real estate, SEK			339	320
Shareholders' equity, SEK			114	109
Net asset value, SEK			186	183

Balance Sheet

SEKm	2003 31 Dec	2002 31 Dec
Assets		
Real estate	13 911	13 137
Other fixed assets	18	55
Current receivables	149	117
Cash and bank	33	20
Total assets	**14 111**	**13 329**
Shareholders' equity and liabilities		
Shareholders' equity	4 689	4 470
Interest-bearing liabilities	8 598	8 264
Non-interest-bearing liabilities	824	595
Total shareholders' equity and liabilities	**14 111**	**13 329**

Changes in equity

SEKm	Number of outstanding shares, thousand	Share capital	Restricted reservs	Non-restricted equity	Total equity
Shareholders' equity 31-12-2001	41 000	86	20	3 737	3 843
Dividend (SEK 6.50 per share)	–	–	–	– 266	– 266
Reversed write-downs (after tax)	–	–	–	20	20
Net income for the year	–	–	–	873	873
Shareholders' equity 31-12-2002	41 000	86	20	4 364	4 470
Dividend (SEK 7.50 per share)	–	–	–	– 307	– 307
Net income for the year	–	–	–	526	526
Shareholders' equity 31-12-2003	41 000	86	20	4 583	4 689

Cash Flow Statement

SEKm	2003 Jan-Dec	2002 Jan-Dec
Net operating income before depreciation	1 167	1 128
Central administrative expenses	– 66	– 62
Net financial items paid	– 436	– 459
Tax paid, income from property management	– 1	– 2
Cash flow from operations before change in working capital	**664**	**605**
Cash flow from change in working capital		
Change in current receivables	– 39	– 23
Change in current liabilities	7	– 5
Cash flow from operations	**632**	**577**
Investments in existing properties	– 497	– 622
Property acquisitions	– 611	– 428
Change in liabilities at acquisitions of property	26	– 12
Property sales	397	503
Change in receivables at sales of property	11	241
Other net investments	28	– 3
Cash flow from investments	**– 646**	**– 321**
Change in long-term liabilities	334	10
Dividend paid	– 307	– 266
Cash flow from financing	**27**	**– 256**
Cash flow for the year	**13**	**0**
Cash and bank opening balance	20	20
Cash and bank closing balance	**33**	**20**

Summary over several years

	2003	2002	2001	2000	1999	1998	1997
Income Statement							
Rental income	1 758	1 684	1 571	1 435	1 256	1 200	1 131
Property costs	– 591	– 556	– 544	– 513	– 495	– 514	– 530
Net operating income	1 167	1 128	1 027	922	761	686	601
Depreciation	– 128	– 116	– 108	– 100	– 89	– 83	– 78
Central administrative expenses	– 66	– 62	– 67	– 61	– 55	– 57	– 52
Net financial items	– 428	– 442	– 414	– 360	– 271	– 271	– 234
Income from property management	**545**	**508**	**438**	**401**	**346**	**275**	**237**
Income from property sales	180	179	129	142	109	89	64
Items affecting comparability	6	316	–	– 12	–	–	– 10
Tax	– 205	– 130	– 141	– 135	– 127	– 102	– 81
Net income for the year	**526**	**873**	**426**	**396**	**328**	**262**	**210**
Balance Sheet							
Real estate	13 911	13 137	12 176	11 044	10 242	8 695	8 586
Other assets	167	172	521	386	577	767	710
Cash and bank	33	20	20	11	96	100	116
Total assets	**14 111**	**13 329**	**12 717**	**11 441**	**10 915**	**9 562**	**9 412**
Shareholders' equity	4 689	4 470	3 843	3 642	4 370	4 263	4 182
Interest-bearing liabilities	8 598	8 264	8 254	7 245	5 670	4 765	4 795
Non-interest-bearing liabilities	824	595	620	554	875	534	435
Total shareholders' equity and liabilities	**14 111**	**13 329**	**12 717**	**11 441**	**10 915**	**9 562**	**9 412**
Financial ratios							
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEKm	522	495	408	391	328	262	217
Income from property management, SEKm	545	508	438	401	346	275	237
Cash flow from management, SEKm	672	622	546	500	435	357	315
Net operating income margin	66 %	67 %	65 %	64 %	61 %	57 %	53 %
Interest coverage ratio	257 %	241 %	232 %	239 %	261 %	232 %	235 %
Return on equity	11.5 %	21.0 %	11.4 %	9.9 %	7.6 %	6.2 %	5.1 %
Return on total capital	8.4 %	11.1 %	8.1 %	8.0 %	7.1 %	6.7 %	5.7 %
Investment in properties, SEKm	1 108	1 050	1 741	1 352	1 993	712	867
Borrowing ratio	62 %	63 %	66 %	66 %	57 %	55 %	56 %
Equity/assets ratio	33 %	34 %	30 %	32 %	40 %	45 %	44 %
Adjusted equity/assets ratio	42 %	43 %	41 %	42 %	49 %	–	–
Data per share (since there is no potential common stock, there is no effect of dilution)							
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*46 628*	*50 000*	*50 000*	*50 000*
Earnings after tax, SEK	12.83	21.29	10.39	8.49	6.56	5.24	4.20
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEK	12.73	12.07	9.95	8.39	6.56	5.24	4.34
Income from property management, SEK	13.29	12.39	10.68	8.60	6.92	5.50	4.74
Cash flow from management, SEK	16.39	15.17	13.32	10.72	8.70	7.14	6.30
Number of outstanding shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*	*50 000*	*50 000*	*50 000*
Dividend, SEK (for 2003 proposed)	8.50	7.50	6.50	5.50	4.50	3.50	2.75
Dividend ratio	67 %	62 %	65 %	66 %	69 %	67 %	63 %
Book value of real estate, SEK	339	320	297	269	205	174	172
Shareholders' equity, SEK	114	109	94	89	87	85	84
Net asset value, SEK	186	183	171	155	132	–	–

The Castellum share

The Castellum share is listed on Stockholmsbörsen's (Stockholm Exchange) O-list. At the end of the year the company had about 8,800 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

Shareholders on 31-12-2003

	No. of shares Thousand	Percentage of voting rights and capital
Andra AP-fonden	2 193	5.3 %
AFA Sjukförsäkrings AB (OM)	2 155	5.3 %
Laszlo Szombatfalvy	2 000	4.9 %
Tredje AP-fonden	1 930	4.7 %
Fjärde AP-fonden	1 121	2.7 %
SPP Livförsäkring AB	1 115	2.7 %
AFA TFA Försäkrings AB (Aktier)	764	1.9 %
SEB Sverige Aktiefond I	576	1.4 %
SEB Sverige Världenfond	561	1.4 %
Svenskt Näringsliv	500	1.2 %
Other shareholders registered in Sweden	14 491	35.3 %
Shareholders registered abroad	13 594	33.2 %
Total outstanding shares	41 000	100.0 %
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (e.g. convertibles).

Distribution of shareholders by country as of 31-12-2003


Sweden 67 %
of which
Funds, insurance comp. etc 25 %
Private persons, private comp. 24 %
AP-funds 14 %
Trusts, associations etc 4 %
USA 13 %
UK 6 %
The Netherlands 4 %
Other 10 %

The Castellum share price as at 30 December 2003 was SEK 170 equivalent to a market value of SEK 7.0 billion, calculated on the number of outstanding shares. During the last 12-month period the total yield of the share has been 45.5 %, including dividend of SEK 7.50. Since IPO on May 23, 1997 the total yield of the Castellum share compared with the issue price of SEK 51 has been on average 23.2 % per year.

Total yield

	2003	Genomsnitt per år maj 1997-2003
Castellum	+45.5 %	+23.2 %
Stockholm Stock Exchange (SIX)	+34.2 %	+4.0 %
Real Estate Index Sweden (EPRA)	+32.5 %	+13.0 %
Real Estate Index Europe (EPRA)	+21.4 %	+9.0 %

Since the beginning of the year, a total of 23.0 million shares were traded, equivalent to an average of 92,000 shares per day. On an annual basis this is equivalent to a turnover rate of 56 %.

Share price trend and turnover since IPO 23 May 1997 until 23 January 2004


Turnover, million shares per month
Share price SEK
Castellum share price
Castellum share price incl dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index (EPRA incl. dividend)
Turnover per month
1997
1998
1999
2000
2001
2002
2003
2004

The proposed dividend of SEK 8.50 corresponds to a yield of 5.0 % calculated at the share price at the end of the year. The historical yield (latest proposed/executed dividend in relation to share price) is shown below.

Castellum share's yield



8 %
7 %
6 %
5 %
4 %
3 %
2 %
1 %
0 %
1998
1999
2000
2001
2002
2003
04

Net income per share excluding items affecting comparability and after a standard tax deduction amounted to SEK 12.73 for 2003. Compared with the price at the end of the year, this gives a P/E ratio of 13. Cash flow per share amounted to SEK 16.39, which gives a P/CE ratio of 10. Historical P/E and P/CE (share price in relation to rolling four quarter result) is shown below.

Castellum share's P/E (red) and P/CE (blue)



25
20
15
10
5
0
1998
1999
2000
2001
2002
2003
04

Net asset value per share at the end of the year amounted to SEK 186. The share price therefore constitutes 91 % of calculated substance. Historical key figures in this relationship are shown below.

Castellum share's price/Net asset value



100 %
90 %
80 %
70 %
60 %
50 %
2000
2001
2002
2003
04



Financial reporting

The Annual Report for 2003 will be kept on view in Castellum's head office and on Castellum's website from around February 16th, 2004. The printed Annual Report will be distributed by post to the shareholders in the end of February 2004.

The English version of the Annual Report will be kept on view in Castellum's head office and on Castellum's website from the beginning of March 2004.

Castellum ABs Annual General Meeting will take place on Thursday March 25, 2004 at 17.00 in the Stenhammar Room, the Gothenburg Concert Hall, Götaplatsen in Gothenburg.

Interim Report January-March 2004	21 April 2004
Half-year Report January-June 2004	20 July 2004
Interim Report January-September 2004	21 October 2004
Year-end Report 2004	27 January 2005
Annual General Meeting	23 March 2005

For further information please contact Lars-Erik Jansson, CEO or Håkan Hellström, CFO/deputy CEO, tel +46 31 60 74 00 or visit Castellum's website.

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

Subsidiaries

Aspholmen Fastigheter AB
Elementvägen 14
SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00
Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013
SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00
Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725
SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00
Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158,
SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20
Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148,
SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00
Fax +46 370-475 90
info@corallen.se
www.corallen.se

Harry Sjögren AB
Kråketorpsgatan 20
SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00
Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Office address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-Mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550